Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

June 17, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Vornado Realty L.P.
Forms 10‑K for the year ended December 31, 2012 File Nos. 001-11954 and 001-34482

Dear Mr. Gordon:

         Please find herein our response to your letter, dated June 5, 2013, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Executive Vice President – Finance and Administration and Chief Financial Officer of Vornado Realty Trust (“Vornado” and/or the “Company”) regarding the above referenced filings with the Commission.  We have carefully considered the Staff’s comments and have provided additional information, as requested.  For your convenience, we have included in bold the Staff’s comment before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

3. Acquisitions, page 142

1.       We have reviewed your response to comment 3.  Please tell us how you determined the JV was not a business.

                Response

The Company notes for the information of the Staff that prior to the December 21, 2012 transactions the JV’s only assets were debt securities of the Plaza Entity.  As described in our response to comment 3 of the Staff’s comment letter dated April 19, 2013, among the transactions related to Independence Plaza that occurred on December 21, 2012 were the exchange of the JV’s debt securities for non-voting, non-transferrable preferred equity interests in the Plaza Entity and the transfer to the JV of non-voting, non-transferrable common interests in the Plaza Entity formerly held by one of the owners of the Plaza Entity in exchange for certain interests in the JV. Based on the terms of the December 21, 2012 transactions, the Company determined that the Plaza entity met the definition of a business as defined in ASC 805-10, Business Combinations.  The Company also determined that the JV did not meet the definition of a business under ASC 805-10 because the sole assets of the JV consisted of non-voting, non-transferrable common and preferred interests in the Plaza Entity, and because the JV is a holding company that does not have any operational elements, any employees or an integrated set of activities.  Notwithstanding the Company’s determination that the JV did not meet the definition of a business, the Company determined it was required to consolidate the JV based on the provisions of ASC 810-10-30.  Accordingly, the Company recorded the JV’s identified assets at their fair value in accordance with ASC 805, which is the same financial statement presentation that would have been required had the JV been determined to be a business.

4. Vornado Capital Partners Real Estate Fund, page 143

2.       We have reviewed your response to comment 4.  Please provide us with a detailed analysis showing us how you came to the determination that Vornado Capital Partners Real Estate Fund met the definition of an Investment Company in accordance with Accounting Standards Codification (“ASC”) 946-10 Financial Services – Investment Companies.

                Response

In the Company’s evaluation of whether Vornado Capital Partners Real Estate Fund (the “Fund”) met the definition of an Investment Company in accordance with Accounting Standards Codification (“ASC”) 946-10 Financial Services – Investment Companies, the Company considered the definition of an investment company in accordance with ASC 946-10-15.  The Fund did not adopt Statement of Position 07-1(1) prior to the Financial Accounting Standards Board (“FASB”) indefinitely deferring the guidance in the SOP.  Accordingly, the Company’s evaluation was performed under the requirements originally included in the AICPA’s Audit and Accounting Guide for Investment Companies (currently included in ASC 946-10-15-2).

The Fund was established as a separate legal entity (a limited partnership) whose business purpose and activity is investing in real estate for capital appreciation and current income.  The Fund has specific investment plans and exit strategies for each of its investments over its eight-year term, which may be extended for two additional years by consent of the partners.   In addition, although the Company is a real estate investment trust (“REIT”), the Fund did not elect REIT status under the Internal Revenue Code.  Accordingly, the REIT scope exception in paragraph 946-10-15-3 is not applicable to the Fund.

_____________________________

(1)     AICPA SOP 07-01, Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.

The Company evaluated whether the Fund meets the scope of an investment company in accordance with the requirements of ASC 946-10-15-2, as follows:

a.       Investment activity:  The investment company’s primary business activity involves investing its assets, usually in the securities of other entities not under common management, for current income, appreciation, or both.

Consistent with the Fund’s organizational documents, the Company determined that this attribute was met as the Fund’s primary business activity is investing in multiple substantive real estate investments for the maximum possible return through the realization of current income, capital appreciation, or both.  The Fund did not contemplate acquisitions of entities that were under common management with the Company or any of the other partners of the Fund. To date, the eleven investments made by the Fund have been acquired from unrelated third parties.  While the Company receives customary market-based fees for certain management activities, the Fund utilizes third party property management and leasing companies (who are not affiliates of the Company or any of the Fund’s other investors) for the majority of its investments and a third party hotel operator for its investment in a New York City hotel.

b.       Unit ownership: Ownership in the investment company is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.

The Company determined that this attribute was met as each of the Fund’s investors has a proportional partnership interest to which the net assets of the Fund are attributed on a quarterly basis.

c.        Pooling of funds: The funds of the investment company’s owners are pooled to avail owners of professional investment management.

The Company determined that this attribute was met as the Fund’s business objective is to provide investors with the opportunity to pool capital in a professionally managed investment vehicle with multiple substantive real estate investments.   The Fund has seven investors, including the Company, which $800 million of total capital committed to the Fund.  In addition to the Company, the Fund’s investors include three pension funds, two private equity funds and a foreign sovereign investor.

d.       Reporting Entity: The investment company is the primary reporting entity.

The Company concluded that this attribute was met as the Fund is the primary reporting entity for reporting to the Fund’s partners the financial position and results of operations of their proportional interest in Fund.  The Fund distributes audited financial statements to its investors annually and provides investors with fair value information quarterly.

In addition to the above, the Company also considered its objective in forming the Fund, which was to provide an opportunity for investors to invest in a real estate investment fund whose primary purpose is maximizing the return to the investors.  The Company has a 25% interest in the Fund to share in the risk and rewards of investment ownership.  The Company is also expressly prohibited from acquiring any of the Fund’s investments from, or selling any of its assets to, the Fund.

In summary, based on the Company’s evaluation of all of the above criteria, the Company concluded that the Fund met the definition of an investment company in accordance with ASC 946-10 Financial Services – Investment Companies.

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212‑894‑7000) or to Stephen Theriot, Chief Financial Officer (201‑587‑1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Eric McPhee Folake Ayoola Tom Kluck (Division of Corporation Finance) Edward R. Morrissey (Deloitte & Touche LLP) Steven Roth Joseph Macnow Stephen Theriot (Vornado Realty Trust)